L. W. K. Booth	World Headquarters
Executive Vice President	One American Road
Chief Financial Officer	Dearborn, Michigan 48126-2798 USA

Confidential Treatment Requested
by Ford Motor Company
for information responsive to
Paragraph 10 below

May 21, 2009

Via e-mail and EDGAR
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Ford Motor Company ("Ford")
Annual Report on Form 10-K for the year ended December 31, 2008
("2008 Form 10-K Report")
File No. 1-03950

Dear Mr. Humphrey:

The following is in response to the comments and requests for supplemental information set forth in your letter dated April 2, 2009 ("Comment Letter").  For your convenience, each comment is repeated verbatim with our response immediately following.

Please note that Ford is requesting confidential treatment pursuant to Rule 83 of the Securities and Exchange Commission ("Commission" or "SEC") Rules on Information Requests (17 C.F.R. § 200.83) for information responsive to paragraph 10 of the Comment Letter.  Information responsive to this request contains confidential business information, disclosure of which could compromise our competitive position.  As a result, we are providing the information responsive to this comment to you in an addendum to this letter that will not be included in our EDGAR filing of this correspondence.

Pursuant to Rule 83, we are sending a separate letter to the Freedom of Information Act officer requesting that we be notified immediately of any request for access to the confidential information provided to the Commission in response to the Comment Letter, and that we be afforded an opportunity to substantiate the request for confidential treatment and pursue all available means and remedies before any release of information subject to the request for confidential treatment.

Form 10-K for the year ended December 31, 2008
Management's Discussion and Analysis
Trends and Strategies, page 42
1.
In the first paragraph, you disclose a negative Automotive gross cash flow of $21.2 billion for 2008.  When using non-GAAP measures, please ensure that your disclosures are fully explained.  In this regard, consider including a cross reference on page 42 to the reconciliation and other non-GAAP related disclosures on page 61.

In future filings, we will ensure that we include a cross-reference from any discussion of non-GAAP liquidity measures to the explanation and reconciliation thereof in the Liquidity and Capital Resources section of our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

Results of Operations, page 46
2.
For a number of years (prior to 2008), this table illustrated the fact that your Financial Services sector generated pre-tax income while your Automotive sector incurred pre-tax losses.  Since your Financial Services sector incurred a pre-tax loss for 2008, we suggest you segregate the North American results from the international results for each sector.  In this regard, we note that Ford Credit reports its segment information in this manner in its separately-filed financial statements (File No. 1-6368).

In response to your comment, on page 44 of our Quarterly Report on Form 10-Q for the period ended March 31, 2009 ("First Quarter 2009 Form 10-Q Report") we have included a table showing the first quarter 2009 pre-tax loss from Ford Credit's North America operations and pre-tax income from Ford Credit's international operations.  Below the table, we discuss the major contributors to the year-over-year change in results of these operations.  To the extent that the results from Ford Credit's North America and international operations continue to diverge as they have recently, we will include similar discussion in our MD&A.

Special Items, page 47
3.
We note your presentation of special items, and your assertion that such items are not indicative of your ongoing operating activities.  However, it is unclear how you could conduct your ongoing business while not incurring at least some of these types of charges.  For example, you list personnel reduction program charges as a special item in each year presented, but you discuss closing plants and projected declines in sales volumes, thus indicating that such charges will continue into future periods.  Therefore, please significantly expand your disclosure related to this table of special items to include a more detailed explanation for each item regarding the nature of the special item, why it is included in this analysis and your reasons for believing that it is not indicative of your ongoing operating activities.

In response to your comment, beginning with our First Quarter 2009 Form 10-Q Report, we have expanded the presentation and explanation of our special items table (appearing on page 40 of that Report).  Specifically, we have divided our special items into two categories, and provided an explanation of the nature of each category.  As disclosed, "Personnel and Dealer-Related Items" includes those items "related to our efforts to match production capacity and cost structure to market demand and changing model mix," which helps investors track amounts related to our ongoing efforts to restructure our business.  The second category, "Other Items," includes those items "that we do not generally consider to be indicative of our ongoing operating activities," which allows investors to analyze trends in our pre-tax results on a basis excluding these items.  We will continue to use this new presentation in future filings.

Liquidity and Capital Resources, page 60
4.
We note your disclosures regarding operating-related cash flow and Automotive gross cash flow.  You state that operating-related cash flow best represents the ability of your Automotive operations to generate cash, and that it excludes cash flow elements that you do not consider to be related to the ability of your operations to generate cash (e.g., tax refunds).  However, at the top of page 60, as well as at the top of page 42, you disclose negative Automotive cash flow of $21.2 billion when it appears you are referring to the total change in Automotive gross cash (not cash flow).  Please revise, as necessary, to ensure that uses of the term "cash flow" are presented consistently throughout your filing and that such presentations are in accordance with the guidance set forth in FR-65.

In future filings, we will avoid using the term "Automotive gross cash flow," and instead refer to the "change in Automotive gross cash."

Debt and Net Cash, page 62
5.
Although you parenthetically explain how you have calculated negative net cash, please include a table to show the components of this non-GAAP calculation at December 31, 2008 and 2007.  We suggest you include a table in a format similar to the table presented on page 60 detailing the components of gross cash.

In response to your comment, on page 49 of our First Quarter 2009 Form 10-Q Report we have included a table detailing the calculation of net cash/(debt).  In future filings, we will include a similar table in MD&A.

6.
In the third paragraph of this section, you disclose the weighted-average maturity of your Automotive debt of approximately 15 years.  However, your recent $10.1 billion revolving loan that matures on December 31, 2011, combined with the results of your early tender offer for certain of your debt securities, will significantly decrease the weighted-average maturity of your Automotive debt.  Accordingly, you should expand your disclosure in this area to discuss your future plans for repaying your restructured debt obligations as they mature.

In response to your comment, we have expanded our debt disclosures in both our Notes to the Financial Statements and MD&A in our First Quarter 2009 Form 10-Q Report.  We have added additional detail to our Debt and Commitments Note to the Financial Statements, including the addition on page 20 of a table detailing by type our debt maturities (including the $10.1 billion revolving loan that matures on December 15, 2011).  We also have added additional detail to the debt discussion in our MD&A, including a discussion on page 49 of our planned use of the revolving loan and on page 51 of our liquidity sufficiency.  We will include similar disclosures in future filings as applicable.

Secured Credit Agreement, page 62
7.
We note your disclosure regarding the reasons why you gave notice to borrow the total unused amount under your secured revolving credit facility.  However, we believe your disclosures should be expanded to include a discussion of the intended use of these borrowings and a discussion of the consequences to your operations if (for whatever reason) you are unable to repay the full outstanding balance under your revolving credit facility when it matures on December 15, 2011.

In response to your comment, we disclosed on page 49 of our First Quarter 2009 Form 10-Q Report that, due to concerns about the instability in the capital markets and the uncertain state of the global economy, we borrowed $10.1 billion under our revolving credit facility to ensure access to these funds.  We further disclosed that we do not anticipate using these funds for operational requirements, but that it is possible that we will use some of these funds on a short-term basis (e.g., during our annual summer shutdown periods) in accordance with our intended purpose in establishing this revolving line of credit.  Additionally, as noted above, we disclosed on page 51 that, based on our current planning assumptions and subject to the risks described in our risk factors discussion, we believe that we have sufficient liquidity and capital resources to continue to transform our business, invest in new products that customers want and value, pay our debts and obligations as and when they come due (including the $10.1 billion revolving loan that matures on December 15, 2011), and provide a cushion against the uncertain global economic environment.

Financial Services Sector
Balance Sheet Liquidity Profile, page 67
8.
In the last sentence of this section, you include a cross reference to "Outlook" for a discussion of Ford Credit's planned 2009 distributions.  However, on page 75, the referenced discussion states Ford Credit's expectation to pay distributions of about $2 billion through 2010 but there is no specific discussion of the amount of planned distributions for 2009 alone.  Please revise, as appropriate, to ensure that your disclosures are clear and consistent.

Our statement on page 68 should have read, "See 'Outlook' for discussion of Ford Credit's planned 2009 – 2010 distributions," which would have been the appropriate cross-reference.  We will ensure that future disclosures on this point are clear and consistent.

Outlook, page 74
9.
With respect to your discussion on page 75 regarding Ford Credit's planned distributions, please clarify the fact that any such distributions represent intercompany transfers from your wholly-owned subsidiary, not funding from an outside source.  Also, please describe any limitations on intercompany transfers of funds to or from Ford Credit.

In response to your comment, to the extent that our Outlook discussion in upcoming Form 10-Q Reports contains guidance about planned distributions from Ford Credit, we will identify Ford Credit as a "wholly-owned subsidiary" and clarify that distributions from Ford Credit to Ford represent intercompany transfers that are not subject to third-party limitations.  For a more permanent solution, beginning with our 2009 Form 10-K Report we will add to the "Item 1. Business" section a standard disclosure containing this information.

Critical Accounting Estimates
Impairments of Goodwill and Long-Lived Assets
Automotive Sector – Goodwill, page 80
10.
We note that almost all of the goodwill on your balance sheet relates to Volvo, and that you have concluded there is no current impairment of this goodwill.  Based upon the state of the industry during the last fiscal year, in addition to the decline in your operating results, please provide us with the following information:

o	A summary of your impairment analysis, including all key assumptions;
o	A sensitivity analysis of all key assumptions, including a matrix of time frames and terminal values, taking into consideration the possible sale of Volvo;
o	An outline of the assumptions which could lead to the conclusion that goodwill related to Volvo should be written down.

In the fourth quarter of 2008, we performed annual goodwill impairment testing for our Volvo reporting unit.  We compared the carrying value of our Volvo reporting unit to its fair value, and concluded that the goodwill was not impaired.  We performed this measurement relying primarily on the income approach, applying a discounted cash flow methodology.  Our valuation was based on an in-use premise which considered a discount rate, after-tax return on sales rate, growth rate, and terminal value consistent with assumptions we believed principal market participants (i.e., other global automotive manufacturers) would use.

We have provided to you separately, subject to our confidential treatment request, the remainder of the information responsive to this comment.

11.
Further, we have noted that certain of the companies within your industry have recently concluded that their goodwill should be written down to zero.  Please explain in your filings how the facts and circumstances related to Volvo are different from those of others in the industry, such that you believe this goodwill has not recently become impaired.

During the fourth quarter of 2007, we observed three factors that led us to test and impair the goodwill of our Volvo reporting unit.  First, the weakening of the U.S. dollar had resulted in lower sales revenues relative to euro and Swedish krona material costs.  Second, higher gas prices and other factors were contributing to a consumer shift from larger vehicles (especially high-margin sport utility vechicles (“SUVs”)) to smaller vehicles.  Third, we were offering higher-than-anticipated marketing incentives in light of lower-than-planned volumes for Volvo sales in the United States and other markets.  These factors resulted in a significant reduction in the expected revenues, profits and cash flows that were reflected in our 2007 business plan, and ultimately resulted in an impairment of $2.4 billion of Volvo goodwill.  The 2007 business plan that we used in the impairment testing reflected a continuation of negative economic conditions, but also restructuring plans that would contribute to a return to profitability for Volvo.

Although our 2007 business plan projected weakened economic conditions, 2008 conditions were even less favorable than we had projected.  The impact of these new conditions on our business plan did not result in a significant further deterioration in the expected future cash flows, however, primarily due to the implementation of cash improvement actions to reduce capital spending and other structural costs.  Our year-end 2008 impairment testing did not support an additional impairment of Volvo goodwill (please refer to our response to the previous question for additional discussion of this testing).

While we do not have sufficient information to comment on the evaluation of the economic facts and circumstances by others in our industry, please see our response to your comment in paragraph 13 below wherein we compare the impact of the worsening economic conditions in 2008 on Volvo and on our Ford North America segment.

12.
In the last paragraph on page 80, you refer to information available during your reevaluation of the strategic options for Volvo that supported your conclusion that no impairment of goodwill was necessary.  Please explain the nature of the information to which you refer, and how this information had an impact on your impairment analysis.

In December 2008, we performed our annual goodwill impairment testing using assumptions and information available at that time (please refer to our response to your comment in paragraph 10 above).  Prior to the filing of our Form 10-K Report in February 2009, additional information became available to us through the reevaluation of our strategic options for Volvo.  We had not yet participated in any discussions on value with potential buyers, but we did have discussions regarding value with other external parties.  Although the information gained in these discussions did not allow us to reasonably predict a sales price for Volvo in the volatile current market environment, the information did enable us to form estimated ranges of value for the business in the event of a sale.  Even these ranges, however, excluded positive and negative adjustments for certain elements where the value could not be determined and likely would vary depending on the potential buyer.  Our consideration of these alternative valuations did not support an impairment of Volvo goodwill at year-end 2008.

Automotive Sector – Long-lived Assets, page 81
13.
We note you have concluded that the carrying value of Volvo's long-lived assets was recoverable and no impairment was necessary during 2008.  However, you recorded a pre-tax impairment charge of $5.3 billion within your Ford North America segment in 2008.  Please explain the key assumptions and significant estimates used to conclude that the carrying value of Volvo's long lived assets was recoverable.  In this regard, provide us with details regarding the time frame you have used to assess recoverability and the possible repercussions to any adjustments or changes to this time frame.  In addition, please discuss in your response any factors that differentiate the present market conditions for Volvo compared to those for Ford North America.

Consistent with paragraphs 7 and 18 of SFAS No. 144, we first test for recoverability using projected undiscounted cash flows over a period of time commensurate with the remaining useful life of the primary assets being tested.  We assessed that the carrying value of our long-lived assets in our Volvo reporting segment was recoverable.

Notwithstanding the results of this initial test, and in light of the fact that calculations of discounted cash flows generally yield lower results than those of undiscounted cash flows, we compared the carrying value of Volvo with its discounted cash flows and, as disclosed in our 2008 Form 10-K Report, concluded that the carrying value of Volvo did not exceed its fair value.  The key assumptions and inputs, significant estimates, and time frames used in our analysis of the recoverability of Volvo's long-lived assets were those used for our goodwill testing described above and further detailed in the separate materials that we have provided to you subject to our confidential treatment request.

Turning to the factors that differentiated present market conditions for Volvo as compared to Ford North America, as disclosed in Note 13 of the Notes to the Financial Statements in our 2008 Form 10-K Report, the impairment of long-lived assets within our Ford North America segment in the second quarter of 2008 primarily reflected the following changes in market conditions:  (1) a more pronounced and accelerated shift in consumer preferences away from full-size trucks and traditional SUVs to smaller, more fuel-efficient vehicles as a result of higher full prices; (2) lower-than-anticipated U.S. industry demand; and (3) greater-than-anticipated escalation of commodity costs.

These changes in market conditions in 2008, in order of significance, impacted Volvo and Ford North America as follows:

•
The more pronounced and accelerated shift in North American consumer preferences during the second quarter of 2008 away from full-size trucks and traditional SUVs did not have a significant impact on Volvo.  Unlike our Ford North America segment, where full-size trucks and traditional SUVs comprised more than 50% of our overall vehicle sales, Volvo does not produce full-size trucks and production of its SUV, the XC90, was scaled back in December 2007 as part of the business plan that led to the fourth quarter 2007 impairment of Volvo goodwill in the amount of $2.4 billion.

•
The lower-than-anticipated U.S. industry demand that heavily impacted our Ford North America segment in the second quarter of 2008 had a much less pronounced impact on Volvo, as only 25% of Volvo's vehicle sales are within the United States.  Although we saw similar declines in industry sales volume outside the U.S. later in 2008, these were projected (and have proven to be) less severe than in the United States.

•
The greater-than-anticipated escalation of commodity costs that impacted our Ford North America segment in the second quarter of 2008 also impacted Volvo, but Volvo largely offset this impact with other cash improvement actions (primarily reflecting capital spending and structural cost reductions, which included personnel-related and advertising cost reductions).

Critical Accounting Estimates
Valuation of Deferred Tax Assets, page 83
14.
In the last paragraph of this section, you state that your U.K. FCE operation has a long history of profitability and you believe it will provide a source of future taxable income that can be reasonably estimated.  Please expand this disclosure to explain why you believe you can continue to rely on projections of future taxable income for this U.K. operation while, at the same time, you have given no weight to projections of future taxable income for your North American operations.  Your revised disclosure should specifically address how the global recession has affected your U.K. operations as compared to its effect on your North American operations.

In the Critical Accounting Estimates discussion of our 2008 Form 10-K Report, we stated that "projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated."  As previously disclosed, we heavily weighted the objectively-measured recent financial reporting losses for Ford North America, and for the purposes of deferred tax valuation allowances gave no weight to subjectively determined projections of future taxable income exclusive of reversing temporary differences.  In response to your comments, as disclosed in our First Quarter 2009 Form 10-Q Report, our U.K. FCE operation has a long history of profitability and we believe it will provide a source of future taxable income that can be reasonably estimated.  Even with lower volumes and higher credit losses relating to the global recession, Ford Credit's international operations remained profitable in 2008 and the first quarter of 2009.  As noted in response to your earlier comment above, we have added a discussion in our First Quarter 2009 Form 10-Q Report of results of operations for Ford Credit's North America and international operations, and in future filings will continue to include a cross-reference from our Critical Accounting Estimates section to that discussion.

Aggregate Contractual Obligations, page 87
15.
In light of (i) your presentation of sector financial statements in addition to your consolidated financial statements and (ii) your separate discussions of liquidity and capital resources for your automotive and financial services sectors, we suggest you include a separate table summarizing the contractual obligations for each of your sectors in addition to the consolidated table currently presented.  In this regard, we suggest including a table of contractual obligations in each of your separate discussions of liquidity and capital resources for your automotive and financial services sectors, while continuing to present a consolidated table under the caption, Aggregate Contractual Obligations.

In response to your comment, in future Form 10-K Reports we will include a tabular presentation summarizing the contractual obligations for each of our sectors.

Consolidated Statement of Income, page FS-1
16.
Pursuant to AICPA Technical Practice Aid 1200.04, the use of the title "Statement of Income" is generally only considered appropriate when net income is reflected for all periods presented.  Therefore, please revise with an alternative title for this financial statement.

In response to your comment, in keeping with AICPA Technical Practice Aid 1200.04, beginning with our First Quarter 2009 Form 10-Q Report we have used the title "Statement of Operations."

Note 16. Debt and Commitments, page FS-37
17.
In light of your current circumstances, we suggest you significantly expand the disclosures with respect to your debt obligations.  For example, we note the table you included in Exhibit 99.1 to your March 23, 2009 Form 8-K filing.  This table provides specific details with respect to certain of your debt securities.  Please consider including disclosures of this nature in the notes to your financial statements or, in the alternative, in the Liquidity and Capital Resources section of your MD&A.

As noted in our response to your comment in paragraph six above, we have expanded our debt disclosures in both our Notes to the Financial Statements and MD&A in our First Quarter 2009 Form 10-Q Report.  We have added additional detail to our Debt and Commitments Note to the Financial Statements, including the addition on page 20 of a table detailing by type our debt maturities (including the $10.1 billion revolving loan that matures on December 15, 2011).  We also have added additional detail to the debt discussion in our MD&A, including a discussion on page 49 of our planned use of the revolving loan and on page 51 of our liquidity sufficiency.  We will include similar disclosures in future filings as applicable.

Note 20. Discontinued Operations, Held-For-Sale Operations, Other Dispositions, and Acquisitions, page FS-48
18.
We note the operations for Jaguar Land Rover were not classified as discontinued operations.  In this regard, we also note that you changed the reporting structure of your Automotive sector in 2008 to disclose the operations of Jaguar Land Rover as a separate segment.  As a result, it appears that Jaguar Land Rover is a "component" of your business, as such term is defined in paragraph 41 of SFAS 144.  Therefore, it is unclear why the operations of Jaguar Land Rover are not classified as discontinued operations.  In your response, please specifically address the conditions set forth in paragraph 42 of SFAS 144.

Paragraph 42 of FASB Statement No. 144 states that "the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and the cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction."  Although we do not have significant ongoing involvement in the operations of Jaguar Land Rover, we do have ongoing cash flows with Jaguar Land Rover that we evaluated in order to determine whether the disposition met the first prong of the test set forth above.

As disclosed in our Quarterly Report on Form 10-Q for the period ended June 30, 2008, under the terms of the sale of Jaguar Land Rover we have committed to provide components and other services to Jaguar Land Rover subsequent to the sale of these operations.  We presently supply 100% of the engine requirements for Jaguar Land Rover, and have committed to do so for at least the next eight years.  The engine business represents a significant continuation of activities between Ford and Jaguar Land Rover.  We also continue to provide other components, as well as transitional services (e.g., technological support, engine development, etc.) to Jaguar Land Rover.

EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations, provides additional guidance for applying the criterion that the operations and cash flows be eliminated from the ongoing operations of the reporting entity and determining whether these cash flows are significant.  The evaluation of the significance of continuing cash flows should be based on a comparison between the expected continuing cash flows to be generated by the ongoing entity after the disposal transaction and the generation of cash flows that would have been expected from the disposed component absent the disposal transaction.

Applying this guidance, we compared the cash inflows expected to be recognized from Jaguar Land Rover as a result of the continuation of activities between us after the disposal transaction to the projected generation of cash inflows by Jaguar Land Rover that we could have expected absent the disposal transaction.  We used actual annual revenues generated by Jaguar Land Rover operations prior to the disposal as a stand-in for cash inflows we could have expected absent the disposal transaction.  Based on this analysis, the annual cash inflows for the sale of engines, other components, and services represents more than 10% of the annual revenues generated by our Jaguar Land Rover operations prior to the disposal, which we considered to be significant for these purposes.  Accordingly, we concluded that the continuing cash flow expected to be generated from the sales of engines and other services by Ford to Jaguar Land Rover are significant, and Jaguar Land Rover should not be classified as a discontinued operation.

Note 28. Selected Quarterly Financial Data, page FS-73
19.
During the fiscal year ended December 31, 2008, the quarterly data shows significant fluctuation in operating results between the quarters.  Specifically, the majority of the net loss for the year appears to have been generated during the second and fourth quarters.  Please revise to add a discussion of any unusual or infrequently occurring items during each quarter which may have contributed to the significant fluctuation in operating results.  Refer to Item 302(a)(3) of Regulation S-K.

Item 302(a)(3) of Regulation S-K requires registrants to describe the effect of any disposals of segments of a business, and extraordinary, unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are presented, as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter.  The pre-tax loss of $9 billion in the second quarter of 2008 included impairment charges of $7.4 billion that were discussed in Note 13 of the Notes to the Financial Statements in our 2008 Form 10-K Report.  The pre-tax loss of $540 million in the third quarter of 2008 included a $2.6 billion OPEB curtailment gain discussed in Note 23 of the Notes to the Financial Statements in our 2008 Form 10-K Report.  The pre-tax loss of $5.2 billion in the fourth quarter of 2008 reflected the sudden and dramatic decline in industry sales volumes which were discussed in Note 1 of the Notes to the Financial Statements in our 2008 Form 10-K Report.  Excluding the material unusual or infrequently occurring items, the quarterly pre-tax results show declining results of operations during the year, consistent with the worsening economic environment and our operational performance.

We believe that the discussion of these items in Notes 1, 13 and 23 of the Notes to the Financial Statements in our 2008 Form 10-K Report met the technical requirements of Item 302(a)(3).  Nevertheless, in response to your comment, beginning with our 2009 Form 10-K Report, we will include a discussion of all material unusual or infrequently occurring items in the Note to the Financial Statements addressing selected quarterly financial data.

*****

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please feel free to contact me at (313) 845-0608.

Sincerely,

/s/ Lewis Booth

L. W. K. Booth